                                               Filed Pursuant to Rule 424(b)(2)
                                                    Registration No. 333-17847

     Information contained herein is subject to completion or amendment. This Prospectus Supplement and accompanying Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION DATED JANUARY 29, 1997

PROSPECTUS SUPPLEMENT
----------------------------------
(TO PROSPECTUS DATED JANUARY 17, 1997)

                                  $100,000,000

                                [ILLINOVA LOGO]

                              ILLINOVA CORPORATION
                    % SENIOR NOTES DUE                  , 2004
                          ---------------------------

     Interest on the   % Senior Notes Due             , 2004 (the "Notes") is
payable semi-annually on                     and                     of each
year, beginning             , 1997. The Notes will be general unsecured
obligations of Illinova Corporation (the "Company") and will rank pari passu with the Company's existing and future unsecured and unsubordinated indebtedness. The Notes are not redeemable prior to maturity and will not be subject to any sinking fund.

     The Notes will be represented by one or more global securities registered in the name of the nominee of The Depository Trust Company, as depository (the "Depository"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as described herein, the Notes will not be issued in definitive form. See "Description of the Notes -- Book-Entry Only System."
                          ---------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                          PUBLIC(1)               DISCOUNT(2)             COMPANY(1)(3)
-------------------------------------------------------------------------------------------------------------
Per Note.........................             %                        %                        %
-------------------------------------------------------------------------------------------------------------
Total............................             $                        $                        $
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from date of issuance.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deduction of expenses payable by the Company estimated at $345,000.
                          ---------------------------

     The Notes are being offered by the several Underwriters, subject to prior sale, when, as and if issued by the Company, delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer, and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the facilities of
the Depository on or about February   , 1997 against payment therefor in
immediately available funds.

                          ---------------------------

MERRILL LYNCH & CO.                                            SMITH BARNEY INC.
                          ---------------------------

         The date of this Prospectus Supplement is             , 1997.

                        THE COMPANY AND ITS SUBSIDIARIES

     The Company is a holding company organized in Illinois in May 1994. It has four principal operating subsidiaries: Illinois Power Company ("Illinois Power"), organized in May 1923, is a combination electric and gas utility; Illinova Generating Company, organized in October 1992, is an independent power company which invests in energy supply projects and competes in the independent power market worldwide; Illinova Power Marketing, Inc., organized in July 1994, is in the business of brokering and marketing electric power and gas to various customers; and Illinova Energy Partners, Inc., organized in May 1996, develops and markets energy-related services to the unregulated energy market in the United States. Illinois Power's financial position and results of operations are currently the principal factors affecting the Company's consolidated financial position and results of operation.

     Illinois Power is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the State of Illinois. Its service area is a widely diversified industrial and agricultural area comprising approximately 15,000 square miles in northern, central and southern Illinois. Electric service is provided at retail to 310 incorporated municipalities, adjacent suburban and rural areas and numerous unincorporated municipalities having an estimated aggregate population of 1,265,000. Gas service is provided to 257 incorporated municipalities, adjacent suburban areas and numerous unincorporated municipalities having an estimated aggregate population of 920,000. The larger cities served include Decatur, East St. Louis (gas only), Champaign, Danville, Belleville, Granite City, Bloomington (electric only), Galesburg, Urbana and Normal (electric only).

                  SUMMARY FINANCIAL INFORMATION OF THE COMPANY

                   (THOUSANDS, EXCEPT RATIOS AND PERCENTAGES)

     The following information should be read in conjunction with the information and financial statements of the Company, which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                                 12 MONTHS
                                                 YEAR ENDED DECEMBER 31,                           ENDED
                              --------------------------------------------------------------   SEPTEMBER 30,
                               1991(a)      1992(a)      1993(a)        1994         1995           1996
                               -------      -------      -------        ----         ----      -------------
                                                                                               (UNAUDITED)(b)
INCOME STATEMENT DATA
Operating Revenues..........  $1,474,905   $1,479,449   $1,581,190   $1,589,465   $1,641,436     $1,656,303
Net Income (Loss)...........     109,244      122,088      (81,874)     151,786      151,601        173,930
Net Income (Loss) Applicable
  to Common Stock...........      78,378       93,234      (81,874)     158,186(e)   148,096(e)     169,666(e)
Ratio of Earnings to Fixed
  Charges(c)................        1.70         1.87         0.66(d)      2.56         2.56           2.88

                                                                    AT SEPTEMBER 30, 1996
                                                              ---------------------------------
                                                                       (UNAUDITED)(b)
                                                                ACTUAL         AS ADJUSTED(f)
                                                              -----------    ------------------
CAPITALIZATION
Long-Term Debt of Illinois Power (excluding amounts due
  within one year)..........................................  $1,649,408     $1,649,408    44.8%
Long-Term Debt of the Company (excluding amounts due within
  one year).................................................          --        100,000     2.7
Preferred Stock of Illinois Power (not subject to mandatory
  redemption)...............................................      96,626         96,626     2.6
Company-obligated Mandatorily Redeemable Preferred
  Securities of Illinois Power Capital, L.P. and of Illinois
  Power Financing I.........................................     197,000        197,000     5.4
Common Stock Equity.........................................   1,636,296      1,636,296    44.5
                                                              ----------     ----------   -----
     Total Capitalization...................................  $3,579,330     $3,679,330   100.0%
                                                              ==========     ==========   =====

-------------------------

(a) The Company was formed on May 27, 1994, at which time it became the parent of Illinois Power pursuant to a share-for-share conversion of Illinois Power common stock with the Company's common stock. Financial information for the years ended December 31, 1991, 1992 and 1993, represents that of Illinois Power. Illinois Power is the primary business and subsidiary of the Company.

(b) In the opinion of the Company, all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the results for the unaudited twelve-month period ended September 30, 1996, have been made.

(c) Earnings used in the calculation of the ratios of earnings to fixed charges include the allowance for funds used during construction and the deferred financing costs associated with Illinois Power's Clinton Power Station and are before deduction of income taxes and fixed charges. Fixed charges include interest on long-term debt, related amortization of debt discount, premium, expense, other interest and that portion of rent expense which is estimated to be representative of the interest component.

(d) The ratio of earnings to fixed charges of 0.66 for the year ended December 31, 1993 indicates that earnings were inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the year ended December 31, 1993 was approximately $37 million. Excluding the loss on disallowed plant costs of $200 million, net of income taxes, recorded in the third quarter of 1993, the ratio of earnings to fixed charges would have been 2.11 for the year ended December 31, 1993.

(e) Includes approximately $6.4 million gain represented by the excess of carrying amount over consideration paid for redeemed preferred stock of Illinois Power in 1994 and approximately $3.5 million loss represented by consideration paid over carrying amount of redeemed preferred stock of Illinois Power in 1995 and approximately $4.3 million loss represented by consideration paid over carrying amount of redeemed preferred stock of Illinois Power for the twelve months ended September 30, 1996.

(f) As adjusted to give effect to the issuance of the Notes.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes (estimated to be
approximately $       million) will be added to the Company's general funds and
used for the repayment of indebtedness outstanding under the Company's $150 million short-term credit facility (the "Credit Facility"). Until so utilized, it is expected that such net proceeds will be placed in interest bearing time deposits or invested in short-term marketable securities. The balance of the net proceeds, if any, will be used for other general corporate purposes, including loans to or investments in the Company's operating subsidiaries. Amounts currently outstanding under the Credit Facility total approximately $77 million, were issued at interest rates ranging from 6.08% to 6.24% and will mature on January 29, 1997, at which time the Company plans to re-borrow approximately the same amount under the Credit Facility. Amounts outstanding under the Credit Facility were used primarily for Illinova Generating Company's investments in energy supply projects in foreign countries. The Credit Facility terminates on June 12, 1997.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Senior Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities set forth under the caption "Description of the Senior Debt Securities" in the accompanying Prospectus, to which description reference is hereby made. Except as otherwise defined herein, capitalized terms defined in the accompanying Prospectus have the same meanings when used herein.

GENERAL

     The summary contained under this caption of certain provisions of the Indenture dated as of January , 1997 (the "Indenture") between the Company and The First National Bank of Chicago, as trustee (the "Trustee"), does not purport to be complete and is subject to and qualified by reference to the Indenture and the Notes.

     The Notes will be limited to $100,000,000 aggregate principal amount and
will mature on             , 2004. Interest at the annual rate set forth on the
cover page of this Prospectus Supplement is to accrue from             , 1997
and is to be payable semiannually on             and             , commencing
            , 1997, to the Persons in whose names the Notes are registered at
the close of business on the preceding             or             ,
respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. All payments on the Notes will be made in United States dollars. The Notes may not be redeemed prior to maturity and will not be subject to any sinking fund.

     The Notes will be general unsecured obligations of the Company and will rank pari passu with the Company's existing and future unsecured and unsubordinated indebtedness. The Company is a holding company, conducting substantially all of its business through its subsidiaries. The Notes will be effectively subordinated to all obligations of the subsidiaries of the Company. Consequently, the rights of the Company to receive assets of any subsidiary (and thus the ability of holders of the Notes to benefit indirectly from such assets) are subject to the prior claims of creditors of that subsidiary. See "Description of Senior Debt Securities -- General" in the accompanying Prospectus.

     The discharge, defeasance and covenant defeasance provisions and the covenant provisions described in the accompanying Prospectus under the caption "Description of the Senior Debt Securities" will apply to the Notes.

BOOK-ENTRY ONLY SYSTEM

     The Depository Trust Company ("DTC"), New York, New York, will act as securities depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Note certificate will be issued for the Notes, in the aggregate principal amount of $100,000,000 and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, Paying Agent ("Agent") or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     A Beneficial Owner shall give notice to elect to have its Notes purchased or tendered, through its Participant, to Agent, and shall effect delivery of such Notes by causing the Direct Participant to transfer the Participant's interest in the Notes, on DTC's records, to Agent. The requirement for physical delivery of Notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the Notes are transferred by Direct Participants on DTC's records and followed by a book-entry credit of tendered Notes to Agent's account.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or Agent. Under such circumstances, in the event that a successor securities depository is not obtained, Note certificates are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement of the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are in the form of book-entry securities, all payments of principal and interest will be made by the Company in immediately available funds.

     The Notes are expected to trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes therefore will be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting on behalf of itself and Smith Barney Inc. (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the respective principal amounts of Notes set forth opposite their respective names below. Under certain circumstances, the commitments of a non-defaulting Underwriter may be increased as set forth in the Underwriting Agreement.

                                                                   PRINCIPAL
                        UNDERWRITER                             AMOUNT OF NOTES
                        -----------                             ---------------
Merrill Lynch, Pierce, Fenner & Smith.......................     $
             Incorporated
Smith Barney Inc. ..........................................     $
                                                                 ------------
             Total..........................................     $100,000,000
                                                                 ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

     The Underwriters have advised the Company that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such
price less a concession of not in excess of   % of the principal amount per
Note. The Underwriters may allow, and such dealers may reallow, a discount of
not in excess of   % of such principal amount on sales to certain other dealers.
After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

     Prior to the offering made hereby, there has been no public market for the Notes. The Company does not intend to list the Notes on any securities exchange. The Underwriters have advised the Company that the Underwriters currently intend to make a market in the Notes; however, the Underwriters are not obligated to do so, and any Underwriter may discontinue any such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

PROSPECTUS

                              ILLINOVA CORPORATION

                             SENIOR DEBT SECURITIES
                           -------------------------
                                [ILLINOVA LOGO]
                           -------------------------

     Illinova Corporation (the "Company") may offer and issue from time to time, in one or more series, unsecured debentures, notes or other evidences of indebtedness (the "Senior Debt Securities") with an initial offering price not to exceed $300,000,000 (or, if applicable, the equivalent in foreign denominated currency or units based on or relating to currencies, including European Currency Units). The Company will offer the Senior Debt Securities to the public on terms determined by market conditions. The Prospectus Supplement sets forth the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), listing (if any) on a securities exchange and any other specific terms of the Senior Debt Securities and the name of and compensation to each dealer, underwriter, or agent (if any) involved in the sale of each series of the Senior Debt Securities. The managing underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement.

     The Senior Debt Securities will be general unsecured obligations of the Company and will rank pari passu with the Company's existing and future unsecured and unsubordinated indebtedness. As of September 30, 1996, the amount of the Company's total unsecured and unsubordinated indebtedness with which the Senior Debt Securities would have been pari passu was $57 million. The Senior Debt Securities will be effectively subordinated to all obligations of the subsidiaries of the Company. Consequently, the rights of the Company to receive assets of any subsidiary (and thus the ability of holders of Senior Debt Securities to benefit indirectly from such assets) are subject to the prior claims of creditors of that subsidiary. As of September 30, 1996, $1,990 million of the Company's total debt was indebtedness of subsidiaries, and such subsidiaries may incur additional indebtedness in the future.
                           -------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                           -------------------------

     The Senior Debt Securities may be offered through dealers, through underwriters, or through agents designated from time to time, as set forth in the Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of a dealer, the public offering price less discount in the case of an underwriter or the purchase price less commission in the case of an agent, and in each case, less other expenses attributable to issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

     This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the Senior Debt Securities other than the Senior Debt Securities described in the accompanying Prospectus Supplement.

                           -------------------------

                The date of this Prospectus is January 17, 1997.

     Senior Debt Securities of a series may be issuable as individual securities in registered form without coupons or in bearer form with or without coupons attached. Senior Debt Securities may be sold for United States dollars, foreign denominated currency or currency units. Principal of and any interest on Senior Debt Securities may likewise be payable in United States dollars, foreign denominated currency or currency units, in each case, as the Company specifically designates.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS, IF ANY, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SENIOR DEBT SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and at the 13th Floor, Seven World Trade Center, New York, New York 10048, or obtained from the Commission's Web site on the World Wide Web at http://www.sec.gov. Copies of such material may be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, on which exchanges the Common Stock of the Company is listed. In addition, such reports, information statements and other information concerning the Company may be inspected at the principal office of the Company, 500 South 27th Street, Decatur, Illinois 62525.

     This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement"), which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Statements contained or incorporated by reference herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated herein by reference:

          (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and

          (3) the Company's Current Reports on Form 8-K, dated August 22, 1996 and September 13, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Senior Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE SHAREHOLDER SERVICES DEPARTMENT, ILLINOVA CORPORATION AT 500 SOUTH 27TH STREET, DECATUR, ILLINOIS 62525, TELEPHONE NUMBER 1(800)800-8220 OR AT ITS WEB SITE ON THE WORLD WIDE WEB AT HTTP://WWW.ILLINOVA.COM.

                        THE COMPANY AND ITS SUBSIDIARIES

     The Company is a holding company organized in Illinois in May 1994. It has four principal operating subsidiaries: Illinois Power Company ("Illinois Power"), organized in May 1923, is a combination electric and gas utility; Illinova Generating Company, organized in October 1992, is an independent power company which invests in energy supply projects and competes in the independent power market world-wide; Illinova Power Marketing, Inc., organized in July 1994, is in the business of brokering and marketing electric power and gas to various customers; and Illinova Energy Partners, Inc., organized in May 1996, develops and markets energy-related services to the unregulated energy market in the United States. Illinois Power's financial position and results of operations are currently the principal factors affecting the Company's consolidated financial position and results of operation.

     Illinois Power is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the State of Illinois. Its service area is a widely diversified industrial and agricultural area comprising approximately 15,000 square miles in northern, central and southern Illinois. Electric service is provided at retail to 310 incorporated municipalities, adjacent suburban and rural areas and numerous unincorporated municipalities having an estimated aggregate population of 1,265,000. Gas service is provided to 257 incorporated municipalities, adjacent suburban areas and numerous unincorporated municipalities having an estimated aggregate population of 920,000. The larger cities served include Decatur, East St. Louis (gas only), Champaign, Danville, Belleville, Granite City, Bloomington (electric only), Galesburg, Urbana and Normal (electric only).

     The executive offices of the Company and Illinois Power are located at 500 South 27th Street, Decatur, Illinois 62525, and their telephone number is 1(217)424-6600.

                                USE OF PROCEEDS

     Unless otherwise provided in the Prospectus Supplement accompanying this Prospectus, the net proceeds from the sale of the Senior Debt Securities will be added to the Company's general funds and used for repayment of debt or other general corporate purposes, including loans to or investments in the Company's operating subsidiaries. Until so utilized, it is expected that such net proceeds will be placed in interest bearing time deposits or invested in short-term marketable securities. The specific use of the net proceeds of any offering of Senior Debt Securities will be determined at the time of such offering and will be described in the accompanying Prospectus Supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges of the Company for the periods indicated. This information is qualified in its entirety by the information appearing elsewhere in this Prospectus and by the information and financial statements incorporated in this Prospectus by reference.

                                                                        12 MONTHS
                                                                          ENDED
                  YEAR ENDED DECEMBER 31,                           SEPTEMBER 30, 1996
-----------------------------------------------------------         ------------------
1991         1992          1993           1994         1995
----         ----          ----           ----         ----            (UNAUDITED)
1.70         1.87         0.66(a)         2.56         2.56                2.88

-------------------------
(a) The ratio of earnings to fixed charges of 0.66 for the year ended December 31, 1993 indicates that earnings were inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the year ended 1993 was approximately $37 million. Excluding the loss on disallowed plant costs of $200 million, net of income taxes, recorded in the third quarter of 1993, the ratio of earnings to fixed charges would have been 2.11 for the year ended 1993.

     Earnings used in the calculation of the ratios of earnings to fixed charges include the allowance for funds used during construction and the deferred financing costs associated with Illinois Power's Clinton Power Station and are before deduction of income taxes and fixed charges. Fixed charges include interest on long-term debt, related amortization of debt discount, premium, expense, other interest and that portion of rent expense which is estimated to be representative of the interest component.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

     The Senior Debt Securities will be issued under an indenture (the "Indenture"), between the Company, as issuer, and The First National Bank of Chicago, as Trustee (the "Trustee"). The form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Senior Debt Securities include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture (the "Trust Indenture Act"). The following summary of certain provisions of the Indenture and the Senior Debt Securities does not purport to be complete and such summary is subject to the detailed provisions of the Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Senior Debt Securities. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Senior Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Securities."

     The Senior Debt Securities may be issued from time to time in one or more series. The following description of the Senior Debt Securities sets forth certain general terms and provisions of the Senior Debt Securities of all series. The particular terms of each series of Senior Debt Securities offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series.

GENERAL

     The Indenture provides that Senior Debt Securities may be issued from time to time in one or more series. The Indenture does not limit the amount of Senior Debt Securities that may be issued by the Company, nor does the Indenture restrict transactions between the Company and its affiliates, or dividends and other distributions by the Company to its stockholders. Other than as set forth under "Certain Covenants of the Company -- Limitation on Liens," the Indenture does not contain any covenant or provision which affords the Person in whose name the Senior Debt Securities are registered or, if not registered, the bearer of the Senior Debt Securities (each, a "Holder") protection in the event of a change of control of the Company or a highly leveraged transaction involving the Company.

     The Senior Debt Securities will be general unsecured obligations of the Company and will rank pari passu with the Company's existing and future unsecured and unsubordinated indebtedness. Accordingly, the ability of the Company to meet its obligations under the Indenture and the Senior Debt Securities will be dependent on the earnings and cash flows of its Subsidiaries and the ability of its Subsidiaries to pay dividends or to advance funds to the Company. As of September 30, 1996, the amount of the Company's total unsecured and unsubordinated indebtedness with which the Senior Debt Securities would have been pari passu was $57 million.

     The Company is a holding company, conducting substantially all of its business through its Subsidiaries, and the Indenture does not restrict the incurrence of debt by such Subsidiaries. The Senior Debt Securities will be effectively subordinated to all obligations of such Subsidiaries. Consequently, the rights of the Company to receive assets of any Subsidiary (and thus the ability of holders of Senior Debt Securities to benefit indirectly from such assets) are subject to the prior claims of creditors of that Subsidiary. As of September 30, 1996, $1,990 million of the Company's total debt was indebtedness of Subsidiaries, and such Subsidiaries may incur additional indebtedness in the future.

     The Company's short-term credit agreement, which terminates on June 11, 1997, limits the amount of debt that the Company may incur at any time to the product of three multiplied by the lesser of (i) the amount of dividends paid to the Company during the four fiscal quarters then most recently ended and (ii) the aggregate net income of subsidiaries of the Company during such period. At September 30, 1996, the Company could have issued approximately $247 million of debt (such as the Senior Debt Securities) without violating this agreement.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities: (i) the specific designation, aggregate principal amount, purchase price and denomination; (ii) currency or units based on or relating to currencies in which such Offered Debt Securities are denominated and/or in which principal, premium, if any, and/or any interest will or may be payable; (iii) the date of maturity; (iv) interest rate or rates (or method by which such rate will be determined), if any; (v) the dates on which any such interest will be payable; (vi) the place or places where the principal of and interest, if any, on the Offered Debt Securities will be payable; (vii) whether the Offered Debt Securities will be issuable in registered or bearer form or both and, if Offered Debt Securities in bearer form are issuable, restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Offered Debt Securities in bearer form;
(viii) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof (each, a "Person") who is not a United States Person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted, and if so, whether the Company will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; (ix) the obligation, if any, of the Company to redeem, repurchase or repay such Offered Debt Securities pursuant to any mandatory sinking fund or analogous provisions or at the option of a Holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which such Offered Debt Securities may be redeemed, repurchased or repaid, in whole or in part, pursuant to such obligation; and (x) any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such Offered Debt Securities, and any terms which may be required by or advisable under United States laws or regulations.

     Senior Debt Securities may be issued as original issue discount securities. An "Original Issue Discount Security" is a Senior Debt Security that (i) is issued at a price lower than the amount payable upon the stated maturity thereof and (ii) provides that upon redemption or acceleration of the maturity thereof an amount less than the amount payable upon the stated maturity thereof and determined in accordance with the terms of such Senior Debt Security will become due and payable. Special United States federal income tax considerations applicable to Senior Debt Securities issued at an original issue discount, including Original Issue Discount Securities, will be set forth in any Prospectus Supplement relating thereto.

     Senior Debt Securities may be presented for exchange, and registered Senior Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Senior Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture. Senior Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

REGISTERED GLOBAL SECURITIES

     The registered Senior Debt Securities of a series may be issued in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depositary (the "Depositary"), or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Senior Debt Securities of the series to be represented by such Registered Global Security or Senior Debt Securities. Unless and until it is exchanged in whole or in part for Senior Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to any portion of a series of Senior Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Senior Debt Securities represented by such Registered Global Security to the accounts of Persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Senior Debt Securities. Ownership of beneficial interests in a Registered Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) or by participants or Persons that hold through participants (with respect to interests of Persons other than participants). So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Senior Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Senior Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Senior Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture.

     Principal, premium, if any, and interest payments on Senior Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for such Senior Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Senior Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

     If the Depositary for any Senior Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within ninety days, the Company will issue such Senior Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Senior Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Senior Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Senior Debt Securities representing such Senior Debt Securities.

CERTAIN COVENANTS OF THE COMPANY

     Limitation on Liens. The Indenture provides that, except as otherwise specified with respect to a particular series of Senior Debt Securities, so long as any Senior Debt Securities of any series are Outstanding, the Company will not mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon any, capital stock of any Subsidiary (hereinafter defined) now or hereinafter owned by the Company to secure any Indebtedness (hereinafter defined), without making effective provisions whereby the Outstanding Senior Debt Securities shall (so long as such other Indebtedness shall be so secured) be equally and ratably secured with any and all such other Indebtedness and any other indebtedness similarly entitled to be equally and ratably secured. This restriction does not apply to, nor prevent the creation or existence of, (i) any mortgage, pledge, security interest, lien or encumbrance upon any such capital stock created at the time of the acquisition of such capital stock by the Company or within one year after such time to secure all or a portion of the purchase price for such capital stock or existing thereon at the time of the acquisition thereof by the Company (whether or not the obligations secured thereby are assumed by the Company); or (ii) any extension, renewal or refunding of any mortgage, pledge, security interest, lien or encumbrance described in clause (i) above on capital stock of any Subsidiary theretofore subject thereto (or substantially the same capital stock) or any portion thereof.

     For purposes of the restriction described in the preceding paragraph, "Indebtedness" means (i) all indebtedness, whether or not represented by bonds, debentures, notes or other securities, created or assumed by the Company for the repayment of money borrowed; (ii) all indebtedness for money borrowed secured by a lien upon property owned by the Company and upon which indebtedness for money borrowed the Company customarily pays interest, although the Company has not assumed or become liable for the payment of such indebtedness for money borrowed; and (iii) all indebtedness for money borrowed of others guaranteed as to payment of principal by the Company or in effect guaranteed by the Company through a contingent agreement to purchase such indebtedness for money borrowed, but excluding from this definition any other contingent obligation of the Company in respect of indebtedness for money borrowed or other obligations incurred by others. "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more of the Company's other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     Notwithstanding the foregoing, except as otherwise specified with respect to a particular series of Senior Debt Securities, the Company may, without securing the Senior Debt Securities, pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien (in addition to liens expressly permitted as described in the second preceding paragraph) upon, capital stock of any Subsidiary now or hereafter owned by the Company to secure any Indebtedness (which would otherwise be subject to the foregoing restriction) in an aggregate amount which, together with all other such Indebtedness, does not exceed 5% of Consolidated Capitalization. For this purpose, "Consolidated Capitalization" means the sum obtained by adding (i) Consolidated Shareholders' Equity, (ii) Consolidated Indebtedness (exclusive of any thereof which is due and payable within one year of the date such sum is determined) and, without duplication, (iii) any preference or preferred stock of the Company or any Consolidated Subsidiary which is subject to mandatory redemption or sinking fund provisions.

     The term "Consolidated Shareholders' Equity" (as used above) means the total Assets of the Company and its Consolidated Subsidiaries less all liabilities of the Company and its Consolidated Subsidiaries. As used in the foregoing definition, "liabilities" means all obligations which would, in accordance with generally accepted accounting principles in the United States, be classified on a balance sheet as liabilities, including without limitation
(i) indebtedness secured by property of the Company or any of its Consolidated Subsidiaries whether or not the Company or such Consolidated Subsidiary is liable for the payment thereof unless, in the case that the Company or such Consolidated Subsidiary is not so liable, such property has not been included among the Assets of the Company of such Consolidated Subsidiary on such balance sheet, (ii) deferred liabilities and (iii) indebtedness of the Company or any of its Consolidated Subsidiaries that is expressly subordinated in right and priority of payment to other liabilities of the Company or such Consolidated Subsidiary. As used in this definition, "liabilities" includes preference or preferred stock of the Company or any Consolidated Subsidiary only to the extent of any such preference or preferred stock that is subject to mandatory redemption or sinking fund provisions.

     The term "Consolidated Subsidiary" (as used above) means at any date any Subsidiary the financial statements of which under generally accepted accounting principles would be consolidated with those of the Company in its consolidated financial statements as of such date. The "Assets" of any Person means the whole or any part of its business, property, assets, cash and receivables. The term "Consolidated Indebtedness" means total indebtedness as shown on the consolidated balance sheet of the Company and its Consolidated Subsidiaries.

     As of September 30, 1996, the Consolidated Capitalization of the Company was approximately $3.58 billion.

     Consolidation, Merger, Conveyance of Assets. The Indenture provides that the Company will not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless the corporation formed by such consolidation or into which the Company is merged or the Person which acquires such assets shall expressly assume the Company's obligations under the Indenture and the Senior Debt Securities issued thereunder and immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

EVENTS OF DEFAULT

     Unless otherwise indicated in the Prospectus Supplement, an Event of Default is defined under the Indenture with respect to Senior Debt Securities of any series issued under the Indenture as: (i) default in payment of any principal of the Senior Debt Securities of such series, either at maturity, upon any redemption, by declaration or otherwise; (ii) default for 30 days in payment of any interest on any Senior Debt Securities of such series; (iii) default for 90 days after written notice in the observance or performance of any covenant or warranty in the Senior Debt Securities of such series or the Indenture (other than a covenant a default in whose performance or whose breach is specifically dealt with), (iv) certain events of bankruptcy, insolvency or reorganization of the Company; (v) the acceleration of the maturity of any indebtedness for borrowed money of the Company or Illinois Power or the failure to pay any portion of such indebtedness when due and payable after the expiration of any applicable grace period (in each case, other than the Senior Debt Securities of such series or indebtedness of the Company or Illinois Power in respect of which the recourse of the holder of such indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to specified assets, and with respect to which neither the Company nor Illinois Power provides any credit support) having an aggregate principal amount outstanding in excess of $25,000,000, if such acceleration is not rescinded or annulled, such failure to pay is not cured, or such indebtedness shall not have been discharged, within 15 days after written notice thereof to the Company by either the Trustee or the Holders of not less than 25 percent in principal amount of Senior Debt Securities of such series; or (vi) any other Event of Default provided in a supplemental indenture thereto with respect to Senior Debt Securities of that series; provided, however, that, except as otherwise may be established for a series of Senior Debt Securities, the occurrence of any of the events described in the foregoing clauses (iii) or (vi) shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which this Indenture is executed and a certificate to such effect is delivered to the Trustee by the Company's independent public accountants.

     The Indenture provides that, (a) if an Event of Default described in clauses (i), (ii) or (iii) above (if the Event of Default under clause (iii) is with respect to less than all series of Senior Debt Securities then outstanding) occurs, either the Trustee or the Holders of not less than 25 percent in principal amount of Senior Debt Securities of each affected series (treated as one class) issued under the Indenture and then outstanding may then declare the entire principal (or, if the Senior Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Senior Debt Securities of each such affected series and interest accrued thereon to be due and payable immediately and (b) if an Event of Default due to a default described in clause
(iii) above which is applicable to all series of Senior Debt Securities then outstanding or due to certain events of bankruptcy, insolvency and reorganization of the Company, shall have occurred and be continuing, either the Trustee or the Holders of not less than 25 percent in principal amount of all Senior Debt Securities issued under the Indenture and then outstanding (treated as one class) may declare the entire principal of all such Senior Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or interest on such Senior Debt Securities) by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of all such affected series then outstanding.

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the Holders of Senior Debt Securities (treated as one class) issued under the Indenture before proceeding to exercise any right or power under the Indenture at the request of such Holders. Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of a majority in aggregate principal amount of the outstanding Senior Debt Securities of each series affected (treated as one class) issued under the Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

     The Indenture provides that no Holder of Senior Debt Securities issued under the Indenture may institute any action against the Company under the Indenture (except actions for payment of overdue principal or interest) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25 percent in principal amount of the Senior Debt Securities of each affected series (treated as one class) issued under the Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity and the Trustee shall not have instituted such action within 60 days of such request, and the Trustee shall not have received direction inconsistent with such written request by the Holders of a majority in principal amount of the Senior Debt Securities of each affected series (treated as one class) issued under the Indenture and then outstanding.

     The Indenture contains a covenant that the Company will file annually with the Trustee a certificate of no default or a certificate specifying any default that exists.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Company can discharge or defease its obligations under the Indenture as set forth below.

     Under terms satisfactory to the Trustee, the Company may discharge certain obligations to Holders of any series of Senior Debt Securities issued under the Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or, in the case of Senior Debt Securities payable only in United States dollars, United States Government Obligations (as defined in the Indenture) as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such Senior Debt Securities.

     The Company may also, upon satisfaction of the condition listed below, discharge certain obligations to Holders of any series of Senior Debt Securities issued under the Indenture at any time ("defeasance"). Under terms satisfactory to the Trustee, the Company may be released with respect to any outstanding series of Senior Debt Securities issued under the Indenture from the obligations imposed by the covenants described above limiting liens, sale and lease-back transactions and consolidations, mergers and conveyances of assets in, and omit to comply with such covenants without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (i) the Company irrevocably deposits with the Trustee cash or, in the case of Senior Debt Securities payable only in United States dollars, United States Government Obligations, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on all outstanding Senior Debt Securities of such series issued under the Indenture; and (ii) the Company delivers to the Trustee an opinion of counsel to the effect that the Holders of such series of Senior Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if defeasance or covenant defeasance had not occurred (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture, since such a result would not occur under current tax law).

     Under current United States federal income tax law, defeasance and discharge likely would be treated as a taxable exchange of Senior Debt Securities to be defeased for an interest in the defeasance trust. As a consequence, in respect of a defeasance described in the second preceding paragraph, a Holder would recognize gain or loss equal to the difference between the Holder's cost or other tax basis for such Senior Debt Securities and the value of the Holder's interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current United States federal income tax law, covenant defeasance would ordinarily not be treated as a taxable exchange of such Senior Debt Securities.

MODIFICATION, WAIVER AND MEETINGS

     The Indenture provides that the Company and the Trustee may enter into supplemental indentures (which conform to the provisions of the Trust Indenture
Act) without the consent of the Holders to, among other things: (i) secure any Senior Debt Securities; (ii) evidence the assumption by a successor Person of the obligations of the Company; (iii) add further covenants for the protection of the Holders; (iv) cure any ambiguity, correct any inconsistency or make any other provisions in the Indenture, so long as such action will not adversely affect the interests of the Holders; (v) establish the form or terms of Senior Debt Securities of any series; and (vi) evidence the acceptance of appointment by a successor trustee.

     The Indenture also contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than the majority in principal amount of Senior Debt Securities of each series issued under the Indenture then outstanding and affected (voting as one class) to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the Senior Debt Securities of each series so affected; provided that such changes conform to provisions of the Trust Indenture Act and provided that the Company and the Trustee may not, without the consent of all Holders of outstanding Senior Debt Securities affected thereby,
(i) extend the final maturity of the principal of any Senior Debt Securities, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount) or interest thereon is payable, or reduce the amount of any Original Issue Discount Security payable upon acceleration or provable in bankruptcy or alter certain provisions of the Indenture relating to Senior Debt Securities not denominated in United States dollars or for which conversion to another currency is required to satisfy the judgment of any court, or impair the right to institute suit for the enforcement of any payment on any Senior Debt Securities when due or (ii) reduce the aforesaid percentage in principal amount of Senior Debt Securities of any series issued under the Indenture, the consent of the Holders of which is required for any such modification.

     The Holders of a majority in aggregate principal amount of the Senior Debt Securities of each series may, on behalf of the Holders of all Senior Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the Senior Debt Securities of each series may, on behalf of all Holders of Senior Debt Securities of that series, waive any past default under the Indenture with respect to any Securities of that series, except a default (i) in the payment of principal of, or any premium or interest on, any Senior Debt Security of such series or (ii) in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Senior Debt Security of such series affected.

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Senior Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of the Holders of Senior Debt Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of a Senior Debt Security denominated in a foreign currency or currencies shall be the United States dollar equivalent, determined on the date of original issuance of such Senior Debt Security, of the principal amount of such Senior Debt Security or, in the case of an Original Issue Discount Security, the United States dollar equivalent, determined on the date of original issuance of such Senior Debt Security, of the amount determined as provided in clause (i) above.

     The Indenture contains provisions for convening meetings of the Holders of Senior Debt Securities of a series. A meeting may be called at any time by the Trustee and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Senior Debt Securities of such series, in any such case upon notice given in accordance with "Notices" below. Except for any consent that must be given by the Holder of each Outstanding Senior Debt Security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Senior Debt Securities of that series; provided, however, that except for any consent that must be given by the Holder of each Outstanding Senior Debt Security affected thereby, as described above, any resolution with respect to any consent or waiver that may be given by the Holders of a specified percentage, which is greater than a majority in principal amount of the Outstanding Senior Debt Securities of a series, may be adopted at a meeting or an adjourned meeting duly convened and at which a quorum is present only by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Senior Debt Securities of that series; and provided, further, that, except for any consent that must be given by the Holder of each Outstanding Senior Debt Security affected thereby, as described above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Senior Debt Securities of a series that may be adopted at a meeting or adjourned meeting duly reconvened and at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Senior Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Senior Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Senior Debt Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Senior Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver that may be given by the Holders of a specified percentage, which is greater than a majority in aggregate principal amount of the Outstanding Senior Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Senior Debt Securities of such series will constitute a quorum.

CONCERNING THE TRUSTEE

     The Trustee is one of a number of banks with which the Company and its affiliates maintain ordinary banking relationships and with which the Company and its affiliates maintain credit facilities. An affiliate of the Trustee has also underwritten securities offerings for affiliates of the Company and may underwrite future offerings for the Company and its affiliates.

     The Indenture and the provisions of the Trust Indenture Act incorporated by reference therein contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

     Except as may otherwise be provided in the Prospectus Supplement applicable thereto, in compliance with United States federal income tax laws and regulations, Bearer Debt Securities (including Bearer Debt Securities in global form) will not be offered, sold, resold or delivered, directly or indirectly, in the United States or its possessions or to United States persons (as defined below), except as permitted by United States Treasury Regulations Section 1.163-5(c)(2)(i)(D). Any underwriters, agents and dealers participating in the offerings of Bearer Debt Securities, directly or indirectly, must agree that (i) they will not, in connection with the original issuance of any Bearer Debt Securities or during the restricted period, as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7) (the "restricted period"), offer, sell, resell or deliver, directly or indirectly, any Bearer Debt Securities in the United States or its possessions or to United States persons (other than as permitted by the applicable Treasury Regulations described above). In addition, any such underwriters, agents and dealers must have procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bearer Debt Securities are aware of the above restrictions on the offering, sale, resale or delivery of Bearer Debt Securities. Moreover, Bearer Debt Securities (other than temporary global Senior Debt Securities and Bearer Debt Securities that satisfy the requirements of United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(iii)) and any coupons appertaining thereto will not be delivered in definitive form, nor will any interest be paid on any Bearer Debt Securities, unless the Company has received a signed certificate in writing (or an electronic certificate described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(ii)) stating that on such date such Bearer Debt Security (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that (a) is a foreign branch of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)) (a "financial institution") purchasing for its own account or for resale, or (b) is acquiring such Bearer Debt Security through a foreign branch of a United States financial institution and who holds the Bearer Debt Security through such financial institution through such date (and in either case (a) or (b), each such United States financial institution agrees, on its own behalf or through its agent, that the Company may be advised that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code, and the regulations thereunder) or (iii) is owned by a United States or foreign financial institution for the purposes of resale during the restricted period and such financial institution certifies that it has not acquired the Bearer Debt Security for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

     Bearer Debt Securities (other than temporary global Senior Debt Securities) and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code." The sections referred to in such legend provide that, with certain exceptions, a United States person will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain, realized on the sale, exchange or redemption of such Bearer Security or coupon.

     As used herein, "United States person" means any person who is, for United States federal income tax purposes, a citizen, national or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell the Offered Debt Securities in the following ways: (i) through agents, (ii) through underwriters, (iii) through dealers and (iv) directly to purchasers.

     Offers to purchase the Offered Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Offered Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If any underwriters are utilized in the sale, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales to the public of the Offered Debt Securities in respect of which this Prospectus is delivered.

     If a dealer is utilized in the sale of the Offered Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Debt Securities to the dealer, as principal. The dealer may then resell such Offered Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

     Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     The Offered Debt Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Offered Debt Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and dealers or underwriters to solicit offers by certain purchasers to purchase the Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

     The Senior Debt Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom Senior Debt Securities are sold by the Company for public offering and sale may make a market in such Senior Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Senior Debt Securities.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Senior Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such contracts will be subject to the approval of the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Senior Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Senior Debt Securities will be passed upon for the Company by Schiff Hardin & Waite, Chicago, Illinois. Certain legal matters in connection with the Senior Debt Securities may be passed upon for any underwriters, dealers or agents by Winthrop, Stimson, Putnam & Roberts, New York, New York.

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NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
              PROSPECTUS SUPPLEMENT
The Company and its Subsidiaries............  S-2
Summary Financial Information of the
  Company...................................  S-2
Use of Proceeds.............................  S-3
Description of the Notes....................  S-4
Underwriting................................  S-6
                    PROSPECTUS
Available Information.......................    2
Incorporation of Certain Documents by
  Reference.................................    3
The Company and its Subsidiaries............    3
Use of Proceeds.............................    4
Ratio of Earnings to Fixed Charges..........    4
Description of Senior Debt Securities.......    4
Plan of Distribution........................   13
Experts.....................................   14
Legal Matters...............................   14

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                                  $100,000,000
                              ILLINOVA CORPORATION
                                  % SENIOR NOTES
                          DUE                  , 2004

                                [ILLINOVA LOGO]

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                          ---------------------------

                              MERRILL LYNCH & CO.

                               SMITH BARNEY INC.
                                           , 1997
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